UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 6, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, New York 10022
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Provides Update on Phase I Clinical Trial of XTL-2125

Valley Cottage, New York, June 6, 2007 -- XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL) announced today that it has completed the analysis of results from a Phase I clinical trial with XTL-2125 in patients with chronic Hepatitis C. This Phase I trial was a placebo controlled, randomized, dose escalating study, which evaluated the safety, tolerability and antiviral activity of single and multiple doses of XTL-2125. The study enrolled 56 patients into seven cohorts comprised of eight patients each (of which two are placebo patients). Each patient received a single dose, followed by a 14-day multi-dosing regimen commencing one week after the single dose administration. The highest daily multi-dose regimen that was evaluated in the trial was 1800mg per day (600mg three times per day).

The analysis of the data indicates that XTL-2125 was generally well tolerated. However, HCV-RNA viral load reductions in patients treated with XTL-2125 were not significantly different from those observed in the placebo group. Based on these results, XTL has decided to suspend further development of XTL-2125.

XTL’s CEO, Ron Bentsur, commented: “The completion of this Phase I trial concludes our research on the XTL legacy compounds that we inherited. Through an aggressive business development effort, XTL’s new management team has successfully reinvented the company’s product portfolio - with Bicifadine as a lead product in late stage clinical development, and the XTL-DOS program, which is emerging as a very promising program in Hepatitis C. We look forward to an exciting rest of 2007, with the initiation of a late-stage clinical trial with Bicifadine in chronic neuropathic pain, and the initiation of IND-enabling studies with a novel hepatitis C inhibitor from the XTL-DOS program. We will also continue to opportunistically seek to broaden our portfolio through the in-licensing and acquisitions of additional clinical stage products.”

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of neuropathic pain and hepatitis C. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of neuropathic pain. XTL is also developing several novel pre-clinical hepatitis C small molecule inhibitors.  XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future performance, clinical and business prospects for our clinical compound for neuropathic pain, Bicifadine, and for our pre-clinical compounds for hepatitis C from our XTL-DOS program, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially are the following: our ability to start a clinical trial with Bicifadine in 2007; our ability to successfully complete cost-effective clinical trials for the drug candidates in our pipeline which would affect our ability to continue to fund our operations with our available cash reserves, our ability to meet anticipated development timelines for the drug candidates in our pipeline due to recruitment, clinical trial results, manufacturing capabilities or other factors; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2007. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: June 6, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer